UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One): ☐ Form 10-K  ☐ Form 20-F  ☐ Form 11-K ☒ Form 10-Q  ☐ Form 10-D  ☐ Form N-CEN  ☐  Form N-CSR

For Period Ended: December 31, 2020

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended: _____________________________________

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

QDM International Inc.

Full Name of Registrant:

N/A__________________________________________________________________________________________

Former Name if Applicable:

Room 715, 7F, The Place Tower C, No. 150 Zunyi Road

Address of Principal Executive Office (Street and number):

Changning District, Shanghai, China 200051

City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed (Check box if appropriate)

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant's statement or other exhibit required by Rule 12(b)-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

QDM International Inc. (the “Registrant”) was unable, without unreasonable effort or expense, to file its Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2020 (the “Quarterly Report”) by February 16, 2021, the filing date applicable to smaller reporting companies because the Registrant needs more time to complete its consolidated financial statements for the first quarter after the reverse acquisition of QDM Holdings Limited, which was completed in October 2020 (the “Reverse Merger”). The Registrant anticipates that it will file the Quarterly Report no later than the fifth calendar day following the prescribed filing date.

PART IV – OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Huihe Zheng	+86 21	22183083
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes  ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes  ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As a result of the consummation of the Reverse Merger in October 2020, the Registrant acquired all the issued and outstanding capital stock of QDM Holdings Limited and its subsidiaries and is required to consolidate the financial statements of QDM Holding Limited and its subsidiaries for the quarterly period ended December 31, 2020, which delayed the Registrant’s ability to complete its financial statements and prepare the Quarterly Report. Management is still working on the completion of the financial statements for the period ended December 31, 2020, but management’s current reasonable estimate of the results of operation are as follows: (i) revenue, costs of sales, operating expenses and net loss decreased by approximately $73,000, $77,000, $274,000 and $175,000, respectively, for the nine months ended December 31, 2020 as compared to the same period of 2019, and (ii) revenue, costs of sales, operating expenses and net loss decreased by approximately $16,000, $18,000, $214,000 and $163,000, respectively, for the three months ended December 31, 2020 as compared to the same period of 2019. Additional narrative and quantitative disclosure regarding the Registrant’s results of operations for the quarter ended December 31, 2020 will be disclosed in the Registrant’s Quarterly Report.

QDM International Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: February 17, 2021	By:	/s/ Huihe Zheng
Name: Huihe Zheng
Title: President and Chief Executive Officer

ATTENTION Intentional misstatements or omissions of fact constitute Federal criminal violations. (See 18 U.S.C. 1001).

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